Exhibit 5

Industry Guide 3 – Return on Equity and Assets Ratios

U.S. GAAP	For the Year Ended October 2010	For the Year Ended October 2009(1)	For the Year Ended October 2008(1)

Return on Assets	0.80%	0.62%	0.66%
Return on Equity	14.3%	12.1%	16.3%
Dividend Payout Ratio	60%	78%	66%
Equity to Asset Ratio(2)	6.61%	6.05%	4.34%

(1) The 2008 and 2009 Return on Assets, Return on Equity and Equity to Asset Ratios have been restated to reflect the correction of prior-period errors pertaining to our accounting for mortgate backed securities classified as available-for-sale and an adjustment for a certain insurance product. Refer to Note 31 to our audited Consolidated Financial Statements for year ended October 31, 2010 for more information.

(2) On November 1, 2009, we adopted the guidance issued by FASB under Topic 810, Consolidation (FASB Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51). FAS 160 requires that non-controlling interests be reported as a component of total equity instead of mezzanine equity with retrospective application for disclosures. Prior to the adoption of this standard, and the accounting correction referenced in footnote 1, we reported the Equity to Asset Ratio for the years ended October 31, 2009 and October 31, 2008 to be 5.51% and 4.37% respectively.

* Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.